

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2024

Christopher Berry
Chief Accounting Officer
Davita, Inc.
2000 16th ST
Denver, CO 80202

> **Re: Davita, Inc.**
> **Form 10-K For the Fiscal Year Ended December 31, 2023**
> **File No. 001-14106**

Dear Christopher Berry:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and Services